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UNITED STATES 0MB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION Expires: March 31, 2006 Washington, D.C. 20549 Estimated average burden
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SEC FILE NUMBER 811-21704
FORM 12b-25
CUSIP NUMBER not publicly traded, no cusip
NOTIFICATIONFormN-SAR
For Period Ended: ____January 31, 2005_____________________________

Transition Report on Form N-SAR
Forthe Transition Period Ended: ___N/A______
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I  REGISTRANT INFORMATION
Full Name of Registrant Quadrant Fund, Inc.
Former Name if Applicable N/A
Address of Principal Executive Office (Street and Number)One Liberty Plaza,165 Broadway
City, State and Zip Code New York, NY 10006-1404
PART II RULES 12b-25b AND c
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form
10-K,
 Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
 or the
subject quarterly report or transition report on Form lO-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and c The accountants statement or other exhibit required by Rule
12b-25(c) has
been
attached if applicable.
PART III  NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D,
N-SAR,
 N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The financial statements of the Fund were not finalized
 in time to file the NSAR.
Persons who are to respond to the collection of information contained in
SEC 1344 (03-05) this form are not required to respond unless the form displays a currently valid 0MB control number.

(Attach extra Sheets if Needed)
PART IV  OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
(Name)Sheila Donnelly (Area Code)617 (Telephone Number) 662-2940
(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 ofthe Investment Company
Act of 1940
 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? Yes
If answer is no, identify
report(s). Yes
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 No this is the first fiscal year of the fund so there is no prior period to report on.
If so, attach an explanation of the anticipated change, both narratively
 and
quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
(Name of Registrant as Specified in Charter) Quadrant Fund, Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date April 1, 2005 By Daniel Kim
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the
statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1. This form is required by Rule 1 2b-25 (17 CFR 240.1 2b-25) of the General
 Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
 Washington, D.C. 20549, in accordance with Rule 0-3 of the General
Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
Filers unable
 to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
 S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).